Exhibit 99.1

Investor News	Oliver Maier
Head of Investor Relations

Fresenius Medical Care
Else-Kröner-Straße 1
61352 Bad Homburg
Germany
T +49 6172 609-2601
F +49 6172 609-2301
oliver.maier@fmc-ag.com
www.fmc-ag.com

February 26, 2013

Fresenius Medical Care Reports Strong Fourth Quarter And Full Year 2012 Results In Line With Guidance

Full Year 2012 Summary:

Reported
Net Revenue	$13,800 million	+10%
Operating income (EBIT)	$2,219 million	+7%
Net income(1)	$1,187 million	+11%
Earnings per ordinary share	$3.89	+10%

Adjusted(2)
Operating income (EBIT)	$2,329 million	+12%
Net income(1)	$1,118 million	+4%
Earnings per ordinary share	$3.66	+4%

Dividend proposal
Ordinary Share	€0.75	+9%
Preference Share	€0.77	+8%

(1)Attributable to shareholders of Fresenius Medical Care AG & Co. KGaA

(2)Fresenius Medical Care´s net income guidance for 2012 was based on adjusted numbers. For further details see page 10 and 11.

Bad Homburg, Germany – Fresenius Medical Care AG & Co. KGaA (the “company” or “Fresenius Medical Care”; Frankfurt Stock Exchange: FME / New York Stock Exchange: FMS), the world’s largest provider of dialysis products and services, today announced its results for the fourth quarter and full year 2012.

4th  Quarter of 2012

Revenue

Net revenue for the fourth quarter of 2012 increased by 13% to $3,706 million (+14% at constant currency) compared to the fourth quarter of 2011. Organic revenue growth worldwide was 8%. Dialysis services revenue grew by 18% to $2,804 million (+19% at constant currency) and dialysis product revenue increased by 2% to $902 million and increased by 4% at constant currency.

North America revenue for the fourth quarter of 2012 increased by 19% to $2,429 million. Dialysis services revenue grew by 22% to $2,222 million with a same store growth of 4%. Average revenue per treatment for U.S. services increased to $368 in the fourth quarter of 2012 compared to $351 for the corresponding quarter in 2011. Dialysis product revenue decreased by 3% to $207 million.

International revenue increased by 4% to $1,270 million and increased by 6% at constant currency. Organic revenue growth was 6%. Dialysis services revenue increased by 5% to $582 million and increased by 8% at constant currency. Dialysis product revenue increased by 3% to $688 million and increased by 5% at constant currency.

Earnings

Operating income (EBIT) for the fourth quarter of 2012 decreased  by 5% to $559 million compared to $587 million in the fourth quarter of 2011.  The operating income includes charges in the amount of $110 million related to the amendment of the agreement for our iron product Venofer in North America and a donation to the American Society of Nephrology.  Excluding those charges the operating income for the fourth quarter increased by 14% to $ 669 million, translating into an operating margin of 18.1% for the fourth quarter of 2012 as compared to 18.0% for the corresponding quarter in 2011.

Excluding the above mentioned charges, the operating margin for North America increased from 19.6% to 21.2%. Average costs per treatment for U.S. services increased to $286 in the fourth quarter of 2012 as compared to $279 in the fourth quarter of 2011. In the International segment, the operating margin decreased from 18.7% to 16.7%.

Net interest expense for the fourth quarter of 2012 was $115 million, compared to $82 million in the fourth quarter of 2011. This development was mainly attributable to the higher level of indebtedness as a result of the issuance of various tranches of senior notes over the course of 2011 and 2012 to finance dialysis clinic acquisitions.

Income tax expense was $143 million for the fourth quarter of 2012 compared to $165 million in the fourth quarter of 2011, reflecting effective tax rates of 32.1% and 32.7%, respectively.

Net income attributable to shareholders of Fresenius Medical Care AG & Co. KGaA for the fourth quarter of 2012 was $257 million, a decrease of 17% compared to the corresponding quarter of 2011. Excluding after tax charges in the amount of $71 million related to the amendment of the agreement for Venofer  and a donation to the American Society of Nephrology, net income attributable to shareholders of Fresenius Medical Care AG & Co. KGaA for the fourth quarter was $327 million, an increase of 5%.

Earnings per ordinary share (EPS) for the fourth quarter of 2012 was $0.84 compared to $1.02 for the fourth quarter of 2011. The weighted average number of shares outstanding for the fourth quarter of 2012 was approximately 306.4 million shares, compared to 303.9 million shares for the fourth quarter of 2011. The increase in shares outstanding resulted from stock option exercises in the past 12 months. Excluding the above mentioned charges earnings per ordinary share for the fourth quarter 2012 was $1.07.

Cash flow

In the fourth quarter of 2012, the company generated $572 million in cash from operations, an increase of 15% compared to the corresponding figure last year and representing 15.4% of revenue. The cash flow generation was mainly supported by the favorable development of working capital items.

A total of $227 million was spent for capital expenditures, net of disposals. Free cash flow before acquisitions was $345 million (representing 9.3% of revenue) compared to $306 million in the fourth quarter of 2011. A total of $59 million in cash was spent for acquisitions and investments, net of divestitures. Free cash flow after acquisitions and divestitures was $286 million, compared to minus $298 million in the fourth quarter of 2011.

Full Year 2012

Revenue and Earnings

Net revenue for the full year 2012 increased by 10% to $13,800 million (+12% at constant currency) compared to the full year 2011. Organic revenue growth worldwide was 5%.

Operating income (EBIT) for the full year 2012 increased by 7% to $2,219 million compared to $2,075 million for the full year 2011. The operating income includes charges in the amount of $110 million related to the amendment of the agreement for Venofer and a donation to the American Society of Nephrology.  Excluding those charges the operating income for the full year 2012 increased by 12% to $2,329 million, translating into an operating margin of 16.9% as compared to 16.5% for the full year 2011.

Net interest expense for the full year 2012 was $426 million compared to $297 million in the same period of 2011.

For the full year 2012, net income attributable to shareholders of Fresenius Medical Care AG & Co. KGaA increased by 11% to $1,187 million.  This includes a non-taxable investment gain of $140 million related to the acquisition of Liberty Dialysis Holdings,

Inc., including its 51% stake in Renal Advantage Partners, LLC (RAI). The gain is a result of measuring the 49% equity interest in RAI held by the company at its fair value at the time of the Liberty acquisition. It also includes after tax charges in the amount of $71 million related to the amendment of the agreement for Venofer and a donation to the American Society of Nephrology. Excluding the investment gain and the before mentioned  charges net income attributable to shareholders of Fresenius Medical Care AG & Co. KGaA was $1,118 million, an increase of 4% compared to 2011.

Income tax expense for the full year 2012 was $605 million compared to $601 million in the same period in 2011, reflecting effective tax rates of 31.3% and 33.8%, respectively.

In the full year 2012, earnings per ordinary share rose by 10% to $3.89. The weighted average number of shares outstanding during the full year 2012 was approximately 305.1 million compared to 303.0 million shares for the full year 2011. Excluding the investment gain and the above mentioned charges earnings per ordinary share was $3.66.

Cash Flow

For the full year 2012, the company generated $2,039 million in cash from operations, an increase of 41% compared to the corresponding figure last year and representing 14.8% of revenue.

A total of $666 million in cash was spent for capital expenditures, net of disposals. Free cash flow before acquisitions for the full year 2012 was $1,373 million compared to $876 million in the same period in 2011. A total of $1,615 million in cash was spent for acquisitions, net of divestitures. Free cash flow after acquisitions and divestitures was minus $242 million compared to minus $899 million in the last year.

Please refer to the attachments for a complete overview on the fourth quarter and the full year 2012 and the reconciliation of non-GAAP financial measures included in this release to the most comparable GAAP financial measures.

Patients – Clinics – Treatments

As of December 31, 2012, Fresenius Medical Care treated 257,916 patients worldwide, which represents an increase of 11% compared to the previous year’s figure. North America provided dialysis treatments for 164,554 patients, an increase of 16%. Including 32 clinics managed by Fresenius Medical Care North America, the number of patients in North America was 166,920. The International segment provided dialysis treatment to 93,362 patients, an increase of 3% over the prior year’s figure.

As of December 31, 2012, the company operated a total of 3,160 clinics worldwide, which represents an increase of 9% compared to the previous year’s figure. The number of clinics is comprised of 2,082 clinics in North America (2,114 including managed clinics), and 1,078 clinics in the International segment, representing an increase of 13% and 2%, respectively.

During the full year 2012, Fresenius Medical Care delivered approximately 38.6 million dialysis treatments worldwide. This represents an increase of 12% compared to the previous year’s figure. North America accounted for 24.4 million treatments, an increase of 13%. The International segment delivered 14.2 million treatments, an increase of 11%.

Employees

As of December 31, 2012, Fresenius Medical Care had 86,153 employees (full-time equivalents) worldwide, compared to 79,159 employees at the end of 2011. This increase of approximately 7,000 employees is due to overall growth in the company’s business and acquisitions including Liberty Dialysis Holdings, Inc.

Dividend

The company intends to continue its earnings-driven policy. At the Annual General Meeting to be held on May 16, 2013, shareholders will be asked to approve a dividend of €0.75 per ordinary share, an increase of 9% from 2011 (€0.69). For the 16th consecutive year, shareholders can expect to receive an increased annual dividend.

Debt/EBITDA ratio

The ratio of debt to earnings before interest, taxes, depreciation and amortization (EBITDA) increased from 2.69 at the end of 2011 to 2.83 at the end of 2012. The debt/EBITDA ratio at the end of the third quarter 2012 was 2.81.

Rating

Both Standard & Poor’s and Fitch rate the company’s corporate credit as ‘BB+’ with a ‘stable’ outlook. Moody’s rates the company’s corporate credit as ‘Ba1’ with a ‘stable’ outlook. For further information on Fresenius Medical Care’s credit ratings and credit instruments, please visit our website at www.fmc-ag.com / Investor Relations/ Credit Relations.

Outlook for 2013

For the year 2013 the company expects revenue to grow to more than $14.6 billion. Net income attributable to shareholders of Fresenius Medical Care AG & Co. KGaA is expected to be between $1.1 billion and $1.2 billion. For 2013, the company expects to spend around $700 million on capital expenditures and around $300 million on acquisitions. The debt/EBITDA ratio is expected to be equal or below 3.0 by the end of 2013.

Targets for 2013:			Growth
In Million US$	2012	Goal 2013	rate
Revenue	13,800	> 14,600	> 6%
Operating income (EBIT)	2,219	2,300 – 2,500	4% - 13%
Net income (comparable basis*)	1,047	1,100 - 1,200	5% - 15%

*excluding investment gain

Rice Powell, chief executive officer of Fresenius Medical Care, commented: “Fresenius Medical Care looks back on another successful year. We once again achieved new records both in terms of revenue and earnings despite challenging global conditions. We were able to sustain our growth path but more importantly we made very good progress with our quality initiatives in both products and services. Quality and growth remain our top priorities in the future. With our strong management team and dedicated employees, Fresenius Medical Care remains very well positioned for great success in 2013 and beyond.”

Video Webcast

Fresenius Medical Care will hold an analyst meeting at its headquarters in Bad Homburg, Germany to discuss the results of the fourth quarter and full year 2012 on Tuesday, February 26, 2013, at 3:15 p.m. CET / 9:15 a.m. EST. The company invites investors to view the live webcast of the meeting at the company’s website www.fmc-ag.com in the “Investor Relations” section. A replay will be available shortly after the meeting.

Fresenius Medical Care is the world’s largest integrated provider of products and services for individuals undergoing dialysis because of chronic kidney failure, a condition that affects more than 2.2 million individuals worldwide. Through its network of 3,160 dialysis clinics in North America, Europe, Latin America, Asia-Pacific and Africa, Fresenius Medical Care provides dialysis treatment to 257,916 patients around the globe. Fresenius Medical Care is also the world’s leading provider of dialysis products such as hemodialysis machines, dialyzers and related disposable products.

For more information about Fresenius Medical Care, visit the company’s website at www.fmc-ag.com.

Disclaimer

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.

Fresenius Medical Care

Statement of Earnings

	Three Months Ended			Twelve Months Ended
	December 31,			December 31,
(in US-$ thousands, except share data)	2012	2011	Change	2012	2011	Change
(audited)

Revenue
Dialysis care	2,877,750	2,435,202	18.2%	10,772,124	9,507,173	13.3%
Less: patient service bad debt provision	73,700	57,554	28.1%	280,365	224,545	24.9%
Net dialysis care	2,804,050	2,377,648	17.9%	10,491,759	9,282,628	13.0%
Dialysis products	901,566	887,327	1.6%	3,308,523	3,287,887	0.6%
Total net revenue	3,705,616	3,264,975	13.5%	13,800,282	12,570,515	9.8%

Cost of revenue	2,413,057	2,150,101	12.2%	9,199,029	8,418,474	9.3%
Gross profit	1,292,559	1,114,874	15.9%	4,601,253	4,152,041	10.8%
Selling, general and administrative	610,090	511,162	19.4%	2,224,715	2,001,825	11.1%
Gain on sale of dialysis clinics	(2,205)	(4,551)	-51.5%	(36,224)	(4,551)	696.0%
Research and development	28,304	30,290	-6.6%	111,631	110,834	0.7%
Income from equity method investees	(2,770)	(8,557)	-67.6%	(17,442)	(30,959)	-43.7%
Other operating expenses	100,000	—		100,000	—
Operating income (EBIT)	559,140	586,530	-4.7%	2,218,573	2,074,892	6.9%
Investment gain	—	—		(139,600)	—
Interest income	(4,462)	(16,943)	-73.7%	(44,474)	(59,825)	-25.7%
Interest expense	119,482	99,234	20.4%	470,534	356,358	32.0%
Interest expense, net	115,020	82,291	39.8%	426,060	296,533	43.7%
Income before taxes	444,120	504,239	-11.9%	1,932,113	1,778,359	8.6%
Income tax expense	142,782	165,040	-13.5%	605,136	601,097	0.7%
Net income	301,338	339,199	-11.2%	1,326,977	1,177,262	12.7%
Less: Net income attributable to noncontrolling interests	44,226	28,762	53.8%	140,168	106,108	32.1%
Net income attributable to shareholders of FMC AG & Co. KGaA	257,112	310,437	-17.2%	1,186,809	1,071,154	10.8%

Operating income (EBIT)	559,140	586,530	-4.7%	2,218,573	2,074,892	6.9%
Depreciation and amortization	156,433	143,588	8.9%	602,896	557,283	8.2%
EBITDA	715,573	730,118	-2.0%	2,821,469	2,632,175	7.2%

Earnings per ordinary share	$0.84	$1.02	-17.9%	$3.89	$3.54	10.0%
Earnings per ordinary ADS	$0.84	$1.02	-17.9%	$3.89	$3.54	10.0%

Weighted average number of shares
Ordinary shares	302,388,558	299,897,235		301,139,652	299,012,744
Preference shares	3,972,955	3,965,479		3,969,307	3,961,617

In percent of revenue
Cost of revenue	65.1%	65.9%		66.7%	67.0%
Gross profit	34.9%	34.1%		33.3%	33.0%
Selling, general and administrative	16.5%	15.7%		16.1%	15.9%
Gain on sale of dialysis clinics	-0.1%	-0.1%		-0.3%	0.0%
Research and development	0.8%	0.9%		0.8%	0.9%
Income from equity method investees	-0.1%	-0.3%		-0.1%	-0.2%
Other operating expenses	2.7%	—		0.7%	—
Operating income (EBIT)	15.1%	18.0%		16.1%	16.5%
Investment gain	—	—		-1.0%	—
Interest expense, net	3.1%	2.5%		3.1%	2.4%
Income before taxes	12.0%	15.4%		14.0%	14.1%
Income tax expense	3.9%	5.1%		4.4%	4.8%
Net income attributable to noncontrolling interests	1.2%	0.9%		1.0%	0.8%
Net income attributable to shareholders of FMC AG & Co. KGaA	6.9%	9.5%		8.6%	8.5%

EBITDA	19.3%	22.4%		20.4%	20.9%

Fresenius Medical Care

Segment and Other Information

	Three Months Ended			Twelve Months Ended
	December 31,			December 31,
(in US-$ million, except employees)	2012	2011	Change	2012	2011	Change
(audited)

Net revenue
North America	2,429	2,038	19.2%	9,031	7,926	14.0%
International	1,270	1,223	3.8%	4,740	4,628	2.4%
Corporate	7	4	60.8%	29	17	69.9%
Total net revenue	3,706	3,265	13.5%	13,800	12,571	9.8%

Operating income (EBIT)
North America	416	400	4.0%	1,615	1,435	12.5%
International	212	228	-7.2%	809	807	0.2%
Corporate	(69)	(41)	64.2%	(205)	(167)	22.6%
Total operating income (EBIT)	559	587	-4.7%	2,219	2,075	6.9%

Operating income in percent of revenue
North America	17.1%	19.6%		17.9%	18.1%
International	16.7%	18.7%		17.1%	17.4%
Total	15.1%	18.0%		16.1%	16.5%

Excluding special items (1)
Operating Income (EBIT)
North America	516	400	29.0%	1,715	1,435	19.5%
International	212	228	-7.2%	809	807	0.2%
Corporate	(59)	(41)	40.4%	(195)	(167)	16.7%
Total operating income (EBIT)	669	587	14.1%	2,329	2,075	12.2%

Operating income in percent of revenue
North America	21.2%	19.6%		19.0%	18.1%
International	16.7%	18.7%		17.1%	17.4%
Total	18.1%	18.0%		16.9%	16.5%

Employees
Full-time equivalents				86,153	79,159

(1)         Special items in 2012: charges of $110 million booked in the fourth quarter of 2012 related to the amendment of the distribution, manufacturing and supply agreement for iron products in North America and a donation to the American Society of Nephrology.

Fresenius Medical Care

Reconciliation of non US-GAAP

financial measures to the most directly

comparable US-GAAP financial measures

	Three Months Ended			Twelve Months Ended
	December 31,			December 31,
(in US-$ million)	2012	2011	Change	2012	2011	Change
(audited)

Operating performance excluding special items
Operating income (EBIT)	559	587	-4.7%	2,219	2,075	6.9%
Special items (1)	(110)	—		(110)	—
Operating income (EBIT) excluding special items	669	587	14.1%	2,329	2,075	12.2%
In percent of revenue	18.1%	18.0%		16.9%	16.5%

Net income attributable to shareholders of FMC AG & Co. KGaA	257	310	-17.2%	1,187	1,071	10.8%
Special items (2)	(70)	—		69	—
Net income attributable to shareholders of FMC AG & Co. KGaA excluding special items	327	310	5.5%	1,118	1,071	4.3%

Segment information North America
Net revenue	2,429	2,038
Cost of revenue and research and development	1,578	1,366
Selling, general and administrative	340	287
Gain on sale of dialysis clinics	—	(5)
Income from equity method investees	(5)	(10)
Other operating expenses	100	—
Cost of revenue and operating expenses	2,013	1,638
Operating income (EBIT)	416	400
Special items (3)	(100)	—
Operating income (EBIT) excluding special items	516	400
In percent of revenue	21.2%	19.6%

Dialysis products revenue incl. and excl. internal sales
North America
Dialysis products revenue incl. internal sales	408	404
Less internal sales	(201)	(190)
Dialysis products external sales	207	214
International
Dialysis products revenue incl. internal sales	814	784
Less internal sales	(126)	(115)
Dialysis products external sales	688	669

Reconciliation of cash flow from operating activities to EBITDA (4)
Total EBITDA				2,821	2,632
Interest expense, net				(426)	(297)
Income tax expense				(605)	(601)
Change in working capital and other non-cash items				249	(288)
Net cash provided by operating activities				2,039	1,446

Annualized EBITDA (5)
Operating income (EBIT) last twelve months				2,255	2,075
Depreciation and amortization last twelve months				612	557
Non-cash charges				64	54
Annualized EBITDA				2,931	2,686

(1)   Special items in 2012: charges of $110 million booked in the fourth quarter of 2012 related to the amendment of the distribution, manufacturing and supply agreement for iron products in North America and a donation to the American Society of Nephrology.

(2)   Special items in 2012: number for Q4 2012 includes charges of $71 million after tax related to the amendment of the distribution, manufacturing and supply agreement for iron products in North America and a donation to the American Society of Nephrology; number for FY 2012 also includes such charges of $71 million after tax and an investment gain in the amount of approximately $140 million related to the acquisition of Liberty Dialysis Holdings Inc.

(3)   Special items in 2012: charges of $100 million booked in the fourth quarter of 2012 related to the amendment of the distribution, manufacturing and supply agreement for iron products in North America.

(4)         EBITDA is the basis for determining compliance with certain covenants in Fresenius Medical Care’s long-term debt instruments.

(5)         EBITDA 2012: Pro forma numbers including Liberty Dialysis Holdings Inc., after FTC mandated divestitures.

Fresenius Medical Care

Balance Sheet

	December 31,	December 31,
(in US-$ million)	2012	2011
	(audited)	(audited)

Assets
Current assets	6,127	5,695
Intangible assets	12,132	9,873
Other non-current assets	4,067	3,965
Total assets	22,326	19,533

Liabilities and equity
Current liabilities	3,170	4,263
Long-term liabilities	9,426	6,799
Noncontrolling interests subject to put provisions	523	410
Total equity	9,207	8,061
Total liabilities and equity	22,326	19,533

Equity/assets ratio:	41%	41%

Debt
Short-term borrowings	118	99
Short-term borrowings from related parties	4	28
Current portion of long-term debt and capital lease obligations	335	1,589
Long-term debt and capital lease obligations, less current portion	7,841	5,495
Total debt	8,298	7,211

Fresenius Medical Care

Cash Flow Statement

Twelve months ended December 31, (in US-$ million)	2012	2011
(audited)

Operating activities
Net income	1,327	1,177
Depreciation / amortization	603	557
Investment gain	(140)	—
Change in working capital and other non-cash items	249	(288)
Cash Flow from operating activities	2,039	1,446

Investing activities
Purchases of property, plant and equipment	(675)	(598)
Proceeds from sale of property, plant and equipment	9	28
Capital expenditures, net	(666)	(570)
Free Cash Flow	1,373	876

Acquisitions, net of cash acquired, and purchases of intangible assets	(1,879)	(1,785)
Proceeds from divestitures	264	10
Acquisitions, net of divestitures	(1,615)	(1,775)
Free Cash Flow after investing activities	(242)	(899)

Financing activities
Change in accounts receivable securitization program	(373)	25
Change in intercompany debt	(24)	20
Change in other debt	1,173	1,690
Proceeds from exercise of stock options	121	95
Redemption of Trust Preferred Securities	—	(654)
Distributions to noncontrolling interests	(195)	(130)
Contributions from noncontrolling interests	38	28
Dividends paid	(272)	(281)
Cash Flow from financing activities	468	793

Effects of exchange rates on cash	5	40
Net increase (decrease) in cash	231	(66)

Cash at beginning of period	457	523
Cash at end of period	688	457

Fresenius Medical Care

Quarterly Performance Scorecard - Revenue

Three months ended December 31, (in US-$ thousands, except per-treatment revenue)	2012	cc	2011	cc
(audited)

North America
Net revenue	2,429,108		2,037,958
Growth year-over-year	19.2%		0.8%

Net Dialysis care	2,222,369		1,823,944
Growth year-over-year	21.8%		0.7%
U.S. per treatment	368		351
Per treatment	361		343
Sequential growth	5.5%		1.8%
Growth year-over-year	5.2%		-1.3%

Dialysis products
Incl. internal sales	407,856		403,925
Growth year-over-year	1.0%		1.1%
External sales	206,740		214,015
Growth year-over-year	-3.4%		2.0%

International
Net revenue	1,269,778		1,222,833
Growth year-over-year	3.8%	6.5%	11.7%	13.7%

Net dialysis care	581,682		553,705
Growth year-over-year	5.1%	7.8%	12.5%	16.0%
Per treatment	160	164	161	166
Sequential growth	1.3%		-5.2%
Growth year-over-year	-0.9%	1.7%	-4.4%	-1.4%

Dialysis products
Incl. internal sales	814,007		783,569
Growth year-over-year	3.9%	6.5%	11.4%	12.8%
External sales	688,096		669,129
Growth year-over-year	2.8%	5.4%	11.0%	11.9%

cc = constant currency

Changes in revenue include the impact of changes in foreign currency exchange rates. We use the non-GAAP financial measure “at constant exchange rates” in our filings to show changes in our revenue without giving effect to period-to-period currency fluctuations. Under U.S. GAAP, revenues received in local (non-U.S. dollar) currency are translated into U.S. dollars at the average exchange rate for the period presented. When we use the term “constant currency”, it means that we have translated local currency revenues for the current reporting period into U.S. dollars using the same average foreign currency exchange rates for the conversion of revenues into U.S. dollars that we used to translate local currency revenues for the comparable reporting period of the prior year. We then calculate the change, as a percentage, of the current period revenues using the prior period exchange rates versus the prior period revenues. This resulting percentage is a non-GAAP measure referring to a change as a percentage “at constant exchange rates”.

We believe that revenue growth is a key indication of how a company is progressing from period to period and that the non-GAAP financial measure constant currency is useful to investors, lenders, and other creditors because such information enables them to gauge the impact of currency fluctuations on its revenue from period to period. However, we also believe that data on constant currency period-over-period changes have limitations, particularly as the currency effects that are eliminated could constitute a significant element of our revenue and could significantly impact our performance. We therefore limit our use of constant currency period-over-period changes to a measure for the impact of currency fluctuations on the translation of local currency revenue into U.S. dollars. We do not evaluate our results and performance without considering both constant currency period-over-period changes in non-U.S. GAAP revenue on the one hand and changes in revenue prepared in accordance with U.S. GAAP on the other. We caution the readers of this report to follow a similar approach by considering data on constant currency period-over-period changes only in addition to, and not as a substitute for or superior to, changes in revenue prepared in accordance with U.S. GAAP. We present the fluctuation derived from U.S. GAAP revenue next to the fluctuation derived from non-GAAP revenue. Because the reconciliation is inherent in the disclosure, we believe that a separate reconciliation would not provide any additional benefit.

Fresenius Medical Care

Quarterly Performance Scorecard - Dialysis Care Volume

Three months ended December 31,	2012	2011
(audited)

North America
Number of treatments	6,346,805	5,498,236
Treatments per day	79,335	69,598
Per day sequential growth	0.2%	0.4%
Per day year-over-year growth	14.0%	2.9%
Same market growth year-over-year	3.9%	2.7%

International
Number of treatments	3,639,060	3,433,967
Same market growth year-over-year	5.2%	4.2%

Fresenius Medical Care

Quarterly Performance Scorecard - Expenses

Three months ended December 31,	2012	2011
(audited)

North America
Cost of revenue and operating expenses, gain on sale of dialysis clinics and income from equity method investees
In percent of revenue (1)	82.9%	80.4%
Selling, general and administrative
In percent of revenue	14.0%	14.1%
U.S. Dialysis care operating expenses/treatment (in US-$)	286	279
Sequential growth	1.8%	0.2%
Growth year-over-year	2.5%	-2.6%
Dialysis Care operating expenses/treatment (in US-$)	280	273
Sequential growth	1.7%	0.0%
Growth year-over-year	2.6%	-2.7%

Total Group
Cost of revenue and operating expenses, gain on sale of dialysis clinics and income from equity method investees
In percent of revenue (2)	84.9%	82.0%
Selling, general and administrative
In percent of revenue (3)	16.5%	15.7%
Effective tax rate	32.1%	32.7%

(1)         2012 includes 4.1% related to the amendment of the distribution, manufacturing and supply agreement for iron products in North America.

(2)         2012 includes 3.0% related to the amendment of the distribution, manufacturing and supply agreement for iron products in North America and a donation to the American Society of Nephrology.

(3)         2012 includes 0.3% related to a donation to the American Society of Nephrology.

Fresenius Medical Care

Quarterly Performance Scorecard - Cash Flow/Investing Activities

Three months ended December 31, (in US-$ thousands, except number of de novos)	2012	2011
(audited)

Total Group
Operating cash flow	571,689	496,782
In percent of revenue	15.4%	15.2%

Free cash flow before acquisitions	344,716	306,362
In percent of revenue	9.3%	9.4%

Acquisitions and investments, net of divestitures	58,518	604,046

Capital expenditures, net	226,973	190,420
In percent of revenue	6.1%	5.8%

Maintenance	136,948	97,554
In percent of revenue	3.7%	3.0%

Growth	90,025	92,866
In percent of revenue	2.4%	2.8%

Number of de novos	14	10
North America	10	6
International	4	4

Fresenius Medical Care

Quarterly Performance Scorecard - Balance Sheet

December 31,	2012	2011
(audited)

Total Group
Debt (in US-$ million)	8,298	7,211
Debt/EBITDA	2.8	2.7

North America
Days sales outstanding	55	55

International
Days sales outstanding	115	121

Fresenius Medical Care

Quarterly Performance Scorecard

Three months ended December 31,	2012	2011

North America (U.S.)
Clinical Performance
Single Pool Kt/v > 1.2	97%	97%
Hemoglobin = 10-12g/dl	75%	78%
Hemoglobin = 10-13g/dl	82%	88%
Calcium = 8.4-10.2mg/dl	84%	81%
Albumin >= 3.5 g/dl (1)	85%	85%
No catheter (> 90 days)	82%	82%
Phosphate <= 5.5mg/dl	66%	64%
Hospitalization days per patient (12 months ending December 31)	9.8	9.8

Demographics
Average age (in years)	62	62
Average time on dialysis (in years)	3.9	3.8
Average body weight (in kg)	82	81
Prevalence of diabetes	58%	56%

Europe, Middle East and Africa
Clinical Performance
Single Pool Kt/v > 1.2	97%	95%
Hemoglobin = 10-12g/dl	58%	57%
Hemoglobin = 10-13g/dl	78%	78%
Calcium = 8.4-10.2mg/dl	78%	78%
Albumin >= 3.5 g/dl (1)	86%	88%
No catheter (> 90 days)	85%	84%
Phosphate <= 5.5mg/dl	79%	76%
Hospitalization days per patient (12 months ending December 31)	9.3	9.3

Demographics
Average age (in years)	64	64
Average time on dialysis (in years)	5.3	5.0
Average body weight (in kg)	71	71
Prevalence of diabetes	28%	27%

(1)         International standard BCR CRM470